LEEWARD CAPITAL CORP.
Suite 4, 1922 - 9th Avenue SE
Calgary, Alberta T2G [illegible] CANADA
Tel. (403) 265-4077
Fax (403) 265-6410

SEC 12g3-2(b) exemption: 82-3640

PRE

Date: February 28, 2005

Leeward announces new director

James W. Davis, President, is pleased to announce the appointment of Brian Comrie to Leeward's board of directors. Brian Comrie is a practicing accountant in the City of Calgary since 1978. Mr. Comrie earned a Bachelor of Arts in Economics from Queen's University, and a Bachelor of Commerce from the University of Saskatchewan. Brian is a member of the Society of Management Accountants of Alberta.

Mr. Comrie has held positions with a utility company, a national trust company, and a mining company. Since 1990, he has operated a public accounting practice servicing owner-operated companies in areas of compliance, taxation, and auditing. He is active in many community and sports organizations.

In addition to being appointed a director of the company, he will also serve as the Chief Financial Officer of Leeward and as an independent member of the audit committee.

For further information, contact James W. Davis at (403) 265-4077, ext.1.

No Canadian stock exchange has approved or disapproved the contents of this release.